

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 13, 2007

By U.S. mail and facsimile to (412) 281-4747

Mr. John M. Froehlich
Chief Financial Officer
Reunion Industries, Inc.
11 Stanwix Street, Suite 1400
Pittsburgh, PA 15236

   RE: Reunion Industries, Inc.
      Form 10-K for the fiscal year ended December 31, 2006
      Filed April 2, 2007

      File No. 1-15739

Dear Mr. Froehlich:

   We have reviewed your response letter dated June 7, 2007 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. After reviewing your response, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2006

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-5

1. We note your response to comment 1 in our letter dated May 29, 2007. Specifically, you state that you intend to re-title your operating profit subtotal to income or loss before interest and income taxes (and other appropriate items). As all of the line items included in this subtotal, except the gain on extinguishment of debt line item, represent operating income and expenses, investors may misinterpret this line item to be operating profit. Furthermore, we continue to believe that gains on debt extinguishment should be classified in a manner similar to interest expense such that all costs and earnings associated with financing activities are classified in the same location on the statements of operations. As such, please reclassify accordingly in future filings.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jenn Do at (202) 551-3743, Tracey Houser at (202) 551-3736 or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief